Filed by Amec Foster Wheeler plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: December 9, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom.

Amec Foster Wheeler has filed a registration statement on Form F-4 (as amended) (the “Registration Statement”)  with the U.S. Securities and Exchange Commission (the “SEC”), which includes a prospectus, in connection with the exchange offer to acquire all of the registered shares, par value CHF3.00 per share, of Foster Wheeler (the “Offer”) that closed at 11:59 p.m. New York City time on 12 November 2014 (4:59 a.m. London time on 13 November 2014; 5:59 a.m. Zug time on 13 November 2014). Amec Foster Wheeler has subsequently initiated a squeeze-out merger to acquire the remaining outstanding issued and to be issued Foster Wheeler voting rights (the “Squeeze-Out Merger”). In connection with the Squeeze-Out Merger, Foster Wheeler filed a preliminary proxy statement (the “Preliminary Proxy Statement”) with the SEC on December 8, 2014, Amec Foster Wheeler will file a post-effective amendment to the Registration Statement and Foster Wheeler will file a definitive proxy statement (the “Definitive Proxy Statement”) that will be mailed to shareholders of Foster Wheeler.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ALL DOCUMENTS REGARDING THE SQUEEZE-OUT MERGER (INCLUDING THE EXHIBITS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SQUEEZE-OUT MERGER.

The Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement (when available) and other related documents filed with the SEC by Amec Foster Wheeler or Foster Wheeler are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Amec Foster Wheeler’s website, www.amecfw.com, or at Foster Wheeler’s website, www.fwc.com, respectively.

Participants in the Solicitation

Foster Wheeler, Amec Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of Foster Wheeler’s upcoming extraordinary general meeting. Information about Amec Foster Wheeler’s directors and executive officers is available in the Registration Statement. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 and its definitive proxy statement filed with the SEC on June 12, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained and will be contained in the proxy statement and other relevant materials that were filed and will be filed with the SEC in connection with the Squeeze-Out Merger when they become available. Investors should read the Definitive Proxy Statement carefully before making any voting decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-Looking Statements

These Shareholder FAQs contain statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the timing and success of the Squeeze-Out Merger and the acquisition of Foster Wheeler, and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Amec Foster Wheeler does not intend to update these forward-looking statements and does not undertake any obligation to do so.

The following is a screenshot of the Shareholder FAQs page on Amec Foster Wheeler’s website, available at http://www.amecfw.com/investors/shareholder-faqs#:

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Shareholder FAQs

If you have any queries relating to your shares in AMEC or Foster Wheeler, and how they are affected by the formation of Amec Foster Wheeler, please check below.

If your query is not answered here, please contact us at investors@amecfw.com

I own Foster Wheeler stock. I didn't tender my shares. What happens to them now?

The offer has now closed. Foster Wheeler (FWLT) was delisted on NASDAQ at the close of trading on 3 December. Remaining Foster Wheeler shareholders will now be "squeezed out" (a mandatory purchase of remaining shares under Swiss law).

How does the squeeze out work?

We own more than 90% of Foster Wheeler – and intend to make a mandatory purchase of the remaining shares. As Foster Wheeler is a Swiss company, the squeeze-out will be pursuant to Swiss rules. If you still have FWLT shares you should expect to receive a document explaining this process in more detail during December 2014.

If I wait for the squeeze out what and when will I get paid?

The terms of the squeeze out are nearly identical as the offer that has just expired. All remaining FWLT holders will receive $16.00 in cash and either 0.8998 Amec Foster Wheeler shares or ADSs, depending on whether the shareholder's address is registered in the USA. The amount differs as Foster Wheeler shareholders will receive a pro rata share of the AMEC interim dividend. We expect to complete the squeeze-out early in Q1 2015.

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